SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

________________

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Lattice, Incorporated
(Name of Issuer) Common Stock
(Title of Class of Securities) 518414 10 7
(CUSIP Number) April 28, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

CUSIP No. 518414 10 7	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Anthony J. Cantone
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES	5.	SOLE VOTING POWER 8,137,524, comprising 7,337,524 shares of common stock and warrants for 800,000 shares of common stock
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 8,550,333 shares of common stock held for the benefit of customers , to which the reporting person disclaims beneficial ownership
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 8,137,524, comprising 7,337,524 shares of common stock and warrants for 800,000 shares of common stock
PERSON WITH	8.	SHARED DISPOSITIVE POWER 8,550,333 shares of common stock held for the benefit of customers , to which the reporting person disclaims beneficial ownership
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,137,524, comprising 7,337,524 shares of common stock and warrants for 800,000 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.49%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 518414 10 7	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Cantone Research, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES	5.	SOLE VOTING POWER 908,000 shares of common stock
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 908,000 shares of common stock
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 908,000 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED Y AMOUNT IN ROW (9) 0.95%
12.	TYPE OF REPORTING PERSON BD

CUSIP No. 518414 10 7	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Lattice Funding, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION PENNSYLVANIA
NUMBER OF SHARES	5.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 8,550,333, comprised of shares of Common Stock
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 8,550,333, comprised of shares of Common Stock
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,550,333, comprised of shares of Common Stock held for the benefit of customers to which the other Reporting Persons disclaim beneficial ownership

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.92%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 518414 10 7	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Cantone Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION PENNSYLVANIA
NUMBER OF SHARES	5.	SOLE VOTING POWER 7,229,524, comprising 6,429,524 shares of common stock and warrants to purchase 800,000 shares of common stock
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 7,229,524, comprising 6,429,524 shares of common stock and warrants to purchase 800,000 shares of common stock 0
PERSON WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,229,524, comprising 6,429,524 shares of common stock and warrants to purchase 800,000 shares of common stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.54%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 518414 10 7	13G	Page 6 of 10 Pages

Item 1(a).                      Name of Issuer:

The name of the issuer is Lattice, Incorporated (the “Company”).

Item 1(b).                    Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 7150 N. Park Drive, Suite 500, Pennsauken, NJ 08109

Item 2(a).                    Name of Person Filing:

This statement is filed by:

(i)	Cantone Research, Inc. (“CRI”), a New Jersey corporation, with respect to shares of Common Stock of the Company owned directly by it;

(ii) (iii)

Lattice Funding, LLC (“Funding”), a Pennsylvania limited liability company, with respect to shares of Common Stock of the Company directly owned by it for the benefit of third parties to which CRI, CAM and Mr. Cantone disclaim beneficial ownership;

Cantone Asset Management LLC (“CAM”), a Pennsylvania limited liability company, with respect to shares of Common Stock of the Company directly owned by it; and

(iv)	Anthony J. Cantone, who is the sole shareholder of CRI and is managing member of Funding and CAM, with respect to shares of Common Stock or securities convertible into Common Stock owned by him, CRI and CAM and by Funding (to which he disclaims beneficial ownership).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party;

Item 2(b).                    Address of Principal Business Office, or if none, Residence:

The address of the business office of each of the Reporting Persons is c/o Cantone Research, Inc., 766 Shrewsbury Avenue, Suite E-401, Tinton Falls, NJ 07724.

Item 2(c).                    Citizenship:

Anthony J. Cantone is a United States citizen.  CRI is a corporation organized under the laws of the State of New Jersey. Funding is a limited liability company organized under the laws of the Commonwealth of Pennsylvania. CAM is a limited liability company organized under the laws of the Commonwealth of Pennsylvania.

Item 2(d).                    Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2(e).                    CUSIP Number:

518414 10 7

CUSIP No. 518414 10 7	13G	Page 7 of 10 Pages

Item 3.                    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act,

(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP No. 518414 10 7	13G	Page 8 of 10 Pages

Item 4. Ownership:

A.	Anthony J. Cantone
	(a)	Amount beneficially owned: 8,137,524
	(b)	Percent of class: 8.49%. The percentages used in this Item 4 and elsewhere in this Form 13G are calculated based upon 95,038,673 shares of Common Stock ($0.01 par value) outstanding as of April 16, 2016, as provided to the Reporting Persons by the Company, plus 800,000 shares issuable to the Reporting Persons under warrants to purchase Common Stock. .
	(c)	(i)	Sole power to vote or direct the vote: 8,137,524, comprising 7,337,524 shares of common stock and warrants for 800,000 shares of common stock
		(ii)	Shared power to vote or direct the vote: 8,550,333 shares of common stock held for the benefit of customers , to which the reporting person disclaims beneficial ownership
		(iii)	Sole power to dispose or direct the disposition: : 8,137,524, comprising 7,337,524 shares of common stock and warrants for 800,000 shares of common stock
		(iv)	Shared power to dispose or direct the disposition: 8,550,333 shares of common stock held for the benefit of customers , to which the reporting person disclaims beneficial ownership

Because Anthony J. Cantone holds all of the outstanding shares of CRI, Mr. Cantone may be deemed to beneficially own the shares of Common Stock beneficially owned by CRI.  In addition, because Mr. Cantone is the managing member of Funding, he may be deemed to beneficially own the shares of Common Stock beneficially owned by Funding, except those being held for third parties, to which he disclaims beneficial ownership. Further, because Mr. Cantone is the managing member of CAM, he may be deemed to beneficially own the shares of Common Stock beneficially owned by CAM.

B.	Cantone Research, Inc.
	(a)	Amount beneficially owned: 908,000
	(b)	Percent of class: 0.95%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 908,000
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to vote or direct the vote: 908,000

C.	Lattice Funding, LLC
	(a)	Amount beneficially owned: 8,550,333, comprised of shares of Common Stock. (These securities are held for the benefit of third parties, to which the Reporting Persons disclaim beneficial ownership.)
	(b)	Percent of class: 8.92%
	(c)	(i)	Sole power to vote or direct the vote: )
		(ii)	Shared power to vote or direct the vote: 8,550,333, comprised of shares of common stock.
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 8,550,333, comprised of shares of Common Stock 0

CUSIP No. 518414 10 7	13G	Page 9 of 10 Pages

D.	Cantone Asset Management LLC
	(a)	Amount beneficially owned: 7,229,524, comprising 6,429,524 shares of common stock and warrants to purchase 800,000 shares of common stock
	(b)	Percent of class: 7.54%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 7,229,524, comprising 6,429,524 shares of common stock and warrants to purchase 800,000 shares of common stock
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 7,229,524, comprising 6,429,524 shares of common stock and warrants to purchase 800,000 shares of common stock

Item 5.                    Ownership of Five Percent or Less of a Class:

Not applicable. ☒

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.                    Identification and Classification of Members of the Group:

See Item 2.

Item 9.                    Notice of Dissolution of Group:

Not applicable.

Item 10.                    Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

CUSIP No. 518414 10 7	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2016

ANTHONY J. CANTONE

By:	/s/ Anthony J. Cantone

CANTONE RESEARCH, INC.

By:	/s/ Stephen P. King
Stephen P. King General counsel and Chief compliance Officer

LATTICE FUNDING, LLC

By:	/s/ Anthony J. Cantone
Anthony J. Cantone Managing Member

CANTONE ASSET MANAGEMENT, LLC

By:	/s/ Anthony J. Cantone
Anthony J. Cantone Managing Member